Filed Pursuant to Rule 433 Registration No. 333-189050 Registration No. 333-189050-01 October 2, 2014

The information in this pricing supplement supplements the preliminary prospectus supplement, dated October 2, 2014 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

$800,000,000 2.55% Senior Notes due 2019 $1,150,000,000 3.75% Senior Notes due 2025 $400,000,000 4.95% Senior Notes due 2054 $400,000,000 4.85% Senior Notes due 2044
Issuer:	Enterprise Products Operating LLC
Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.
Ratings:*	Baa1 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Rating Services
Trade Date:	October 2, 2014
Expected Settlement Date:	October 14, 2014 (T+7)
Note Type:	Senior Unsecured Notes
Legal Format:	SEC Registered
Principal Amount:

$800,000,000 for the 2019 Notes

$1,150,000,000 for the 2025 Notes

$400,000,000 for the 2054 Notes

$400,000,000 for the 2044 Notes. The 2044 Notes offered hereby will be part of the same series of notes as the $1.0 billion aggregate principal amount of 4.85% Senior Notes due 2044 issued and sold by the Issuer on March 18, 2013.

Maturity Date:	October 15, 2019 for the 2019 Notes February 15, 2025 for the 2025 Notes October 15, 2054 for the 2054 Notes March 15, 2044 for the 2044 Notes
Coupon:	2.55% for the 2019 Notes 3.75% for the 2025 Notes 4.95% for the 2054 Notes 4.85% for the 2044 Notes
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2015 for the 2019 Notes

February 15 and August 15, commencing February 15, 2015 for the 2025 Notes

April 15 and October 15, commencing April 15, 2015 for the 2054 Notes

March 15 and September 15, with the next interest payment being due on March 15, 2015, for the 2044 Notes

Price to Public:	99.981% for the 2019 Notes 99.681% for the 2025 Notes 98.356% for the 2054 Notes 100.836%, plus accrued interest since September 15, 2014 for the 2044 Notes
Net Proceeds (before expenses and excluding accrued interest on the 2044 Notes):	$2,723,672,500
Benchmark Treasury:	1.750% due September 30, 2019 for the 2019 Notes 2.375% due August 15, 2024 for the 2025 Notes 3.375% due May 15, 2044 for the 2054 Notes 3.375% due May 15, 2044 for the 2044 Notes
Benchmark Treasury Yield:	1.704% for the 2019 Notes 2.438% for the 2025 Notes 3.146% for the 2054 Notes 3.146% for the 2044 Notes
Spread to Benchmark Treasury:	+85 bps for the 2019 Notes +135 bps for the 2025 Notes +190 bps for the 2054 Notes +165 bps for the 2044 Notes
Yield to Maturity:	2.554% for the 2019 Notes 3.788% for the 2025 Notes 5.046% for the 2054 Notes 4.796% for the 2044 Notes
Make-Whole Call:	T+15 bps on the 2019 Notes T+20 bps on the 2025 Notes T+30 bps on the 2054 Notes T+25 bps on the 2044 Notes
Call at Par:	On or after September 15, 2019 on the 2019 Notes On or after November 15, 2024 on the 2025 Notes On or after April 15, 2054 on the 2054 Notes On or after September 15, 2043 on the 2044 Notes

CUSIP/ISIN:	29379V BD4 / US29379VBD47 on the 2019 Notes 29379V BE2 / US29379VBE20 on the 2025 Notes 29379V BF9 / US29379VBF94 on the 2054 Notes 29379V BA0 / US29379VBA08 on the 2044 Notes
Joint Book-Running Managers:

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

DNB Markets, Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

UBS Securities LLC

Co-Managers:

Barclays Capital Inc.

Deutsche Bank Securities Inc.

SunTrust Robinson Humphrey, Inc.

Mizuho Securities USA Inc.

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

BBVA Securities Inc.

SMBC Nikko Securities America, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Modifications to the Preliminary Prospectus Supplement

Description of the Notes

The Issuer is offering three new series of senior notes: the 2019 Notes, the 2025 Notes and the 2054 Notes shown in the chart above. The 2044 Notes shown in the chart represent a re-opening of an outstanding series of the Issuer’s senior notes, its 4.85% Senior Notes due 2044. The Issuer issued $1,000,000,000 in aggregate principal amount of this series on March 18, 2013. The 2044 Notes offered hereby will form a single series with the original notes of that series, will trade under the same CUSIP number, and will have the same terms as to status, redemption or otherwise as the original notes of that series.

The 2044 Notes will be issued under the Base Indenture as supplemented by the Twenty-Fourth Supplemental Indenture dated as of March 18, 2013. With respect to the 2044 Notes, all references in the Preliminary Prospectus Supplement to the “Supplemental Indenture” are modified to refer instead to the Twenty-Fourth Supplemental Indenture.

Interest on the 2044 Notes offered hereby will accrue from September 15, 2014, and the next interest payment will be due on March 15, 2015.

The current definitions of “Independent Investment Banker” and “Reference Treasury Dealer” at pages S-24 and S-25 are each hereby modified by adding the words “For purposes of determining the optional redemption prices for the 2019 notes, 2025 notes and the 2054 notes,” to the beginning of each such definition, and the following definitions are added immediately after the foregoing definitions, respectively:

For purposes of determining the optional redemption price of the 2044 notes, “Independent Investment Banker” means any of J.P. Morgan Securities LLC, DNB Markets, Inc., Morgan Stanley & Co. LLC, RBS Securities Inc., Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC and their respective successors or, if no such firm is willing and able to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee and reasonably acceptable to the Issuer.

For purposes of determining the optional redemption price of the 2044 notes, “Reference Treasury Dealer” means each of J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, RBS Securities Inc. and Wells Fargo Securities, LLC so long as it is a primary U.S. government securities dealer in the United States (a “Primary Securities Dealer”) at the relevant time and, if it is not then a Primary Treasury Dealer, then a Primary Treasury Dealer selected by it, and in each case their respective successors; provided, however, that if any of the foregoing shall not be a Primary Treasury Dealer at such time and shall fail to select a Primary Treasury Dealer, then the Issuer will substitute therefor another Primary Treasury Dealer.

Certain U.S. Federal Income Tax Consequences

The second sentence of the first paragraph under the heading “Certain U.S. Federal Income Tax Consequences” on page S-27 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“This discussion applies only to holders who purchase the notes in this offering and who hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (generally, property held for investment).”

The third sentence of the first paragraph under the heading “Certain U.S. Federal Income Tax Consequences” on page S-27 of the Preliminary Prospectus Supplement is hereby deleted in its entirety.

The following paragraph is inserted after the first paragraph under the heading “Certain U.S. Federal Income Tax Consequences” on page S-27 of the Preliminary Prospectus Supplement:

“The 2044 notes offered hereby are an additional issue of our outstanding 4.85% Senior Secured Notes due 2044, issued in an aggregate principal amount of $1,000,000,000. For U.S. federal income tax purposes, the additional 2044 notes will be treated as issued in a qualified reopening of the existing 2044 notes. Accordingly, the additional 2044 notes will be deemed to be part of the same issue as the existing 2044 notes and will have the same issue date and the same issue price as the existing 2044 notes for U.S. federal income tax purposes.”

The following subheadings and accompanying paragraphs are added after the heading “Certain U.S. Federal Income Tax Consequences – U.S. Holders – Taxation of Interest” and the accompanying paragraph on page S-28 of the Preliminary Prospectus Supplement:

“Pre-Issuance Accrued Interest

A portion of the purchase price of the 2044 notes is attributable to interest accrued prior to the date the additional 2044 notes are issued, which we refer to as the “pre-issuance accrued interest.” Nevertheless, you may treat the 2044 notes for U.S. federal income tax purposes as having been purchased for an amount that does not include any pre-issuance accrued interest. If so, the portion of the first stated interest payment on the 2044 notes equal to the pre-issuance accrued interest will be deemed to be a non-taxable return of such interest and accordingly the pre-issuance accrued interest will not be taxable as interest on the 2044 notes. However, in this event, your adjusted tax basis in the 2044 note will exclude the amount of pre-issuance accrued interest.

Amortizable premium

If you purchase a 2044 note in this offering at a price (excluding any amounts that are treated as pre-issuance accrued interest as described above) that exceeds its principal amount, you will be considered to have purchased the 2044 note with amortizable bond premium equal to the amount of that excess. You generally may elect to amortize the premium using a constant yield method over the remaining term of the 2044 note and may offset stated interest otherwise required to be included in income in respect of the 2044 note during any taxable year by the amortized amount of such excess for the taxable year. However, because the 2044 notes may be redeemed by us prior to maturity at a premium, special rules apply that may reduce or eliminate the amount of premium that you may amortize with respect to the notes. The election to amortize premium on a constant yield method will also apply to all taxable debt obligations you then own or thereafter acquire and may not be revoked without the consent of the IRS. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the 2044 note. You should consult your tax advisor about the advisability and effects of making such an election and any special rules that may apply as a result of our right to redeem the 2044 notes prior to maturity.”

The first bullet under the first paragraph under the heading “Certain U.S. Federal Income Tax Consequences – U.S. Holders – Sale or Other Disposition of Notes” on page S-28 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“•	the amount realized on the sale or other disposition less any amount attributable to accrued interest (other than pre-issuance accrued interest), which will be taxable as ordinary interest income to the extent you have not previously included the accrued interest in income; and”

The first sentence of the second paragraph under the heading “Certain U.S. Federal Income Tax Consequences – U.S. Holders – Sale or Other Disposition of Notes” on page S-28 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“Your adjusted basis in your notes generally will equal the amount you paid for the notes, decreased by any amortizable premium on the notes, and excluding pre-issuance accrued interest, if any.”

The first sentence of the third paragraph under the heading “Certain U.S. Federal Income Tax Consequences – Non-U.S. Holders – U.S. Federal Income Tax” on page S-30 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“If you are engaged in a trade or business in the United States and interest (excluding any pre-issuance accrued interest), gain or any other income attributable to your notes is effectively connected with the conduct of your trade or business, and, if a U.S. income tax treaty applies, you maintain a U.S. “permanent establishment” to which the interest, gain or other income is generally attributable, you generally will be subject to U.S. income tax on a net income basis on such interest, gain or income.”

The first sentence of the second paragraph under the heading “Certain U.S. Federal Income Tax Consequences – Withholding on Certain Payments to Foreign Entities” on page S-31 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“Under the applicable Treasury Regulations, FATCA withholding generally will apply to (i) payments of U.S. source interest on debt obligations issued on or after July 1, 2014 (or materially modified on or after that date in such a way that they are considered to be re-issued for U.S. federal income tax purposes) and (ii) payments of gross proceeds from the sale or other disposition of such debt obligations occurring after December 31, 2016. Because the additional 2044 notes will be deemed to have the same issue date as the existing 2044 notes (and will accordingly be treated as issued prior to July 1, 2014) for U.S. federal income tax purposes, FATCA will not apply to the 2044 notes unless they are materially modified.”

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, Merrill Lynch, Pierce, Fenner & Smith, Incorporated at (800) 294-1322 and J.P. Morgan Securities LLC at (212) 834-4533.

We expect delivery of the notes will be made against payment therefor on or about October 14, 2014, which is the seventh business day following the date of pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.